UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Eros International, Plc

(Name of Issuer)

A Ordinary Shares, par value £0.30 per share

(Title of Class of Securities)

G3788M114

(CUSIP Number)

Jon Needham

SG Kleinwort Hambros Trust Company (CI) Ltd

18 Esplanade, St. Helier

Jersey, Channel Islands, JE4 8RT

44 (0) 1534 815435

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vijay Ahuja

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 166,667 A ordinary shares held by Vijay Ahuja as an individual.

8.

Shared Voting Power

5,100,000 A ordinary shares held by SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust. The Ganesh Trust is a discretionary trust that includes Vijay Ahuja, and Vijay Ahuja’s immediate family members as beneficiaries,

	9.	Sole Dispositive Power 166,667 A ordinary shares held by Vijay Ahuja as an individual.

10.

Shared Dispositive Power

5,100,000 A ordinary shares held by SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust. The Ganesh Trust is a discretionary trust that includes Vijay Ahuja, and Vijay Ahuja’s immediate family members as beneficiaries.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,266,667 (representing (i) 5,100,000 A ordinary shares and (ii) 166,667 A ordinary shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 10.74%[1]

14.	Type of Reporting Person (See Instructions) IN, HC

[1]       Calculated on the basis of - 47,047,360 A ordinary shares outstanding as of December 14, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Jersey, U.K.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

8.

Shared Voting Power

5,100,000 A ordinary shares held by SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust. The Ganesh Trust is a discretionary trust that includes Vijay Ahuja, and Vijay Ahuja’s immediate family members as beneficiaries.

	9.	Sole Dispositive Power -0-

10.

Shared Dispositive Power

5,100,000 A ordinary shares held by SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust. The Ganesh Trust is a discretionary trust that includes Vijay Ahuja, and Vijay Ahuja’s immediate family members as beneficiaries.

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

5,100,000 A ordinary shares held by SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust. The Ganesh Trust is a discretionary trust that includes Vijay Ahuja, and Vijay Ahuja’s immediate family members as beneficiaries.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 10.40%[2]

14.	Type of Reporting Person (See Instructions) IN, HC

[1]       Calculated on the basis of 47,047,360 A ordinary shares outstanding as of 14 December, 2017.

Item 1.	Security and Issuer

This Schedule 13D is being filed to report each of the reporting persons’ named herein (each a “Filing Person” and collectively, the “Filing Persons”) beneficial ownership of the A ordinary shares, par value GBP 0.30 per share of Eros International Plc, an Isle of Man limited company (the “Issuer”). The principal executive offices of the Issuer are located at 550 County Avenue, Secaucus, New Jersey 07094.

The A ordinary shares reported herein as beneficially owned by Vijay Ahuja consist of (i) the number of A ordinary shares owned by Vijay Ahuja as an individual; (ii) the number of A ordinary shares owned by SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust (SGKHTCL-T-GT)

The reporting persons previously reported their ownership of A ordinary shares pursuant to a Schedule 13D originally filed on June 10, 2015 by Beech Investments Limited, Kishore Lulla and Vijay Ahuja (the “Original Schedule 13D”). Following the consummation of the transactions described in Item 5 hereof the reporting persons determined to file a separate Schedule 13D.

Item 2.	Identity and Background

(i)       Vijay Ahuja

The principal business address of Vijay Ahuja is 10 Draycott Park, #07-07 Draycott 8, Singapore 259405. Vijay Ahuja’s principal occupation is as the Vice Chairman and a director of the Issuer. Vijay Ahuja is a citizen of the United Kingdom.

(ii)       SG Kleinwort Hambros Trust Company (CI) Limited (SGKHTCL) as Trustee of Ganesh Trust

SGKHTCL is Trust Company acting as Trustees of Ganesh Trust

(a)	The primary business of SGKHTCL is as a Trust Management Company. The principal business address for the SGKHTCL is, SG Hambros House, 18 Esplanade, St Helier, Jersey, JE4 8RT. SGKHTCL is a company incorporated in Jersey (U.K.). 3 of the directors and executive officers on a Board of Directors for SGKHTCL are: Jonathan David Needham, Sean Baudin and Philip Robin McIlwraith.

(b)	The principal business addresses of the directors and executive officers of SGKHTCL are as follows:

1.	The business address for Jonathan David Needham is 18 Esplanade, St Helier, Jersey, Channel Islands JE4 8RT.
2.	The business address of Sean Baudin is 18 Esplanade, St Helier, Jersey, Channel Islands JE4 8RT.
3.	The business address of Philip Robin McIlwraith is 18 Esplanade, St Helier, Jersey, Channel Islands JE4 8RT

(c)	The principal occupations of the directors and executive officers of SGKHTCL are as follows:

1.	Jonathan Needham is a Director within Jersey offshore finance center and employed by SG Kleinwort Hambros Trust Company.
2.	Sean Baudin is a Director within Jersey offshore finance center and employed by SG Kleinwort Hambros Trust Company.
3.	Philip Robin McIlwraith is a Director within Jersey offshore finance center and employed by SG Kleinwort Hambros Trust Company

(d)	Jonathan Needham, Sean Baudin and Philip Robin McIlwraith are all British citizens.

(e) and (f) During the last five years, none of the reporting persons or any other persons listed in Item 2 hereof (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby incorporated herein by reference and amended as follows:

The responses to Item 5 of this Schedule 13D are incorporated herein by reference.

Item 4.	Purpose of Transaction

On August 2016, Vijay Ahuja and Kishore Lulla entered into an agreement that provided for Vijay Ahuja and Kishore Lulla to simplify the trust structure and hold their own shares of Eros International plc. Prior to the agreement Vijay Ahuja and Kishore Lulla through their beneficial interests in Beech Investments Ltd held 24,793,986 B ordinary shares, according to the following percentage ownership: 66% Ganges Trust (primary beneficiary Kishore Lulla), 32% Ganesh Trust (primary beneficiary Vijay Ahuja), 1% Kishore Lulla, 1% Vijay Ahuja. As a result of the agreement, Beech distributed a total of 5,500,000 B ordinary shares of Eros International plc: 5,333,333 B ordinary shares to Ganesh Holdings Ltd (holding company of the Ganesh Trust) and 166,667 B ordinary shares to Vijay Ahuja in his personal name. Mr. Ahuja is not jointly filing a Schedule 13D with Mr. Lulla and Beech.

On 19th January 2017, Ganesh Holdings Ltd converted 2,333,333 of its B ordinary shares into the equivalent number of A ordinary shares. As a result of this transaction, Ganesh Holdings Ltd’s holdings were as follows: 3,000,000 B ordinary shares and 2,333,333 A ordinary shares.

Ganesh Holdings Ltd sold 233,333 A ordinary shares between March 14, 2017 and March 21, 2017 as follows:

•	100,000 A ordinary shares on March 14, 2017
•	33,333 A ordinary shares on March 15, 2017
•	50,000 A ordinary shares on March 16, 2017
•	50,000 A ordinary shares on March 21, 2017

As a result of this transaction, Ganesh Holdings Ltd’s holdings were as follows: 3,000,000 B ordinary shares and 2,100,000 A ordinary shares.

On 4th May 2017, Ganesh Holdings Ltd entered a share exchange agreement with Beech Investments Ltd where 2,000,000 A Ordinary shares were transferred from Ganesh Holdings Ltd to Beech Investments Ltd and in return 2,000,000 B Ordinary shares were transferred from Beech Investments Ltd to Ganesh Holdings Ltd. This exchange is for a period of 3 months after which it will be reversed or Ganesh Holdings will keep the 2,000,000 B ordinary shares. As a result of this transaction, Ganesh Holdings Ltd’s holdings were as follows: 5,000,000 B ordinary shares and 100,000 A ordinary shares.

On 16th May 2017, Ganesh Holdings Ltd converted 3,000,000 of its B ordinary shares into the equivalent number of A ordinary shares. As a result of this transaction, Ganesh Holdings Ltd’s holdings were as follows: 2,000,000 B ordinary shares and 3,100,000 A ordinary shares.

On 12th July 2017, Vijay Ahuja converted his 166,667 B ordinary shares into the equivalent number of A ordinary shares. As a result of this transaction, Vijay Ahuja’s holdings were as follows: 0 B ordinary shares and 166,667 A ordinary shares.

On 3rd November 2017 Ganesh Holdings Ltd converted 2,000,000 of its B ordinary shares into the equivalent number of A ordinary shares. As a result of this transaction, Ganesh Holdings Ltd.’s holdings were as follows: 5,100,000 A ordinary shares.

On 9th November 2017 Ganesh Holdings Ltd transferred 2,000,000 A ordinary shares to SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust.

On 22nd November 2017 Ganesh Holdings Ltd transferred 3,100,000 A ordinary shares to SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust.

The Filing Persons may, from time to time, acquire additional shares or dispose of some or all of their shares or may continue to hold the shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Company and other factors.  The Filing Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)    Interests of Reporting Persons and Others:

(1)        Mr. Vijay Ahuja: As of the date of this filing, Vijay Ahuja has beneficial ownership of an aggregate of 5,266,667 A ordinary shares, or 10.74% of the A ordinary shares (determined as provided in Rule 13d-3). Of these shares, 5,100,000 A ordinary shares are held by SGKHTCL-T-GT. Vijay Ahuja, through direct ownership and SGKHTCL-T-GT, with Vijay Ahuja’s immediate family members, as a beneficiary of SGKHL-T-GT the discretionary trust , may be deemed to have beneficial ownership of the shares owned directly or indirectly by such discretionary trust. Mr. Ahuja has sole voting and dispositive power over the 166,667 A ordinary shares and shared voting and dispositive power over the shares held by SGKHL-T-GT.

(2)        SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust: As of the date of this filing, SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust has beneficial ownership of 5,100,000 A ordinary shares, or 10.40% of the A ordinary shares (determined as provided in Rule 13d-3). Of these shares 5,100,000 A ordinary shares, SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust has (a) sole voting and sole dispositive power with respect to none of the shares and (b) shared voting and shared dispositive power with Mr. Ahuja with respect to 5,100,000 A ordinary shares. Of these 5,100,000 A ordinary shares, all are owned directly by SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust.

(c)  Except for the transactions described in Item 4 hereof, There have been no transactions in shares by the Filing Persons in the last 60 days. Please see Item 4 for a detailed description of the transactions that resulted in the current beneficial ownership of the A ordinary shares and B ordinary shares by the Filing Persons.

(d)  With the exception of certain discretionary trusts, for which there are certain trustees other than the beneficiaries identified in this filing, no person other than the Filing Persons has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares.

(e)  N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated June 10th 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

20th December 2017

Vijay Ahuja Vijay Ahuja

SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust By: Neda Borhani-Chick Name: Neda Borhani-Chick
Title: Authorized Signatory

By: Isabelle Seymour Name: Isabelle Seymour
Title: Authorized Signatory